Filed by F.N.B. Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Howard Bancorp, Inc.

Commission File No.: 001-35489

Date: August 23, 2021

This filing relates to the proposed merger of Howard Bancorp, Inc. with F.N.B. Corporation, pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 12, 2021

“FNB AND HOWARD SHARE A COMMITMENT TO OUR CLIENTS AND COMMUNITIES. WITH OUR COMBINED PRESENCE, RESOURCES AND EXPERTISE, WE ARE PROUD TO PROVIDE YOU WITH EXPANDED, INNOVATIVE CAPABILITIES AND PERSONALIZED SERVICE YOU CAN TRUST.” Vincent J. Delie, Jr. Chairman, President and Chief Executive Officer F.N.B. Corporation First National Bank “FNB HAS A REPUTATION AS A PREMIER fiNANCIAL INSTITUTION. OUR PARTNERSHIP CREATES AN EXCITING OPPORTUNITY FOR HOWARD AND FNB TO DEEPEN THE POSITIVE IMPACT WE HAVE FOR OUR CUSTOMERS AND THE GREATER BALTIMORE COMMUNITY WE SERVE.”
Mary Ann Scully Chairman and Chief Executive Officer Howard Bancorp, Inc. Howard Bank FOR MORE INFORMATION ABOUT OUR COMPANIES, VISIT OUR WEB SITES: www.fnb-online.com or call 800.555.5455 www.howardbank.com or call 410.750.0020 This communication is being made in respect of the proposed merger transaction between FNB and Howard. In connection with the proposed merger, FNB will file a registration statement on Form S-4 with the SEC to register FNB’s shares that will be issued to Howard’s stockholders in connection with the merger. The registration statement will include a proxy statement of Howard and a prospectus of FNB, as well as other relevant documents concerning the proposed transaction.
INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
The proxy statement/prospectus and other relevant materials (when they become available), and any other documents FNB and Howard have filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents FNB has filed with the SEC by contacting James Orie, Chief Legal Officer, F.N.B. Corporation, One North Shore Center, Pittsburgh, PA 15212, telephone: (724) 983-3317; and may obtain free copies of the documents Howard has filed with the SEC by contacting Joseph Howard, Chief Legal Officer, Howard Bancorp, Inc., 3301 Boston Street, Baltimore, MD 21224, telephone: (443) 573-2664. FNB and Howard and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from Howard’s stockholders in connection with the proposed merger. Information regarding FNB’s directors and executive officers is contained in FNB’s Proxy Statement on Schedule 14A, dated March 26, 2021, and in certain of its Current Reports on Form 8-K, which are filed with the SEC. Information regarding Howard’s directors and executive officers is contained in Howard’s Proxy Statement on Schedule 14A, dated April 13, 2021, and in certain of its Current Reports on Form 8-K, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/ Prospectus regarding the proposed merger when it becomes available. Free copies of these documents may be obtained as described in the preceding paragraph. GR O WING S T R O N G E R T O S E R V E Y O U B E T T E R First national bank Howard bank

First national bank
Howard bank
In July of 2021, Howard Bancorp, Inc., the holding company and parent of Howard Bank, announced the intent to merge with F.N.B. Corporation, the holding company of First National Bank.
Upon completion of the merger, the Howard Bank name will change to First National Bank, but the friendly, knowledgeable service you have come to expect will remain.
While it is still very early in the merger process, we want to help you get to know more about First National Bank.
ABOUT FIRST NATIONAL BANK
Established in 1864 in Western Pennsylvania,
First National Bank (FNB) has always been guided by a passion for helping their customers and communities thrive. Today, that commitment extends across seven states and Washington, D.C. FNB has grown into one of the 50 largest bank holding companies
What we *
become in the U.S. that provides customers together with a comprehensive range of products and services such as: APPROXIMATELY $41 • Consumer Banking
• Commercial Banking BILLION ASSETS • Wealth Management NEARLY • Insurance
340 Combined, FNB and Howard Bank will BRANCHES have the sixth largest deposit share in the Baltimore market.
MORE THAN
850
A LEADER IN ATMs INNOVATION
APPROXIMATELY $32 Your FNB relationship will include a full suite of leading-edge online and mobile BILLION DEPOSITS banking technology. With FNB Online Banking and Bill Pay, Mobile Banking with
MORE THAN
4,100 Mobile Deposit, Telephone Banking and a EMPLOYEES growing network of Smart ATMs, you have Proforma on a combined basis a wide range of options so you can bank anywhere, anytime.
A NEIGHBOR YOU CAN TRUST
Decisions at FNB are made by their experienced local leadership team. You will continue to interact with supportive professionals who have a real understanding of your unique financial needs.
The neighborhoods where you live and work will benefit, too, from FNB’s commitment to improving its
*by total assets
communities through monetary support, employee volunteerism and civic engagement. Through your banking relationship and as a member of our community, FNB is invested in doing what’s right.
WHAT TO EXPECT
We will work together with FNB to ensure a seamless transition for our customers. We know that you may have questions, and both banks are committed to providing up-to-date information as it becomes available in the coming months.
As the merger date approaches, you will receive a comprehensive Welcome Guide that will detail First National Bank product offerings and specific account instructions. Until then, if you have any questions regarding your accounts, please continue to contact your local Howard Bank office.